Mail Stop 4561

February 6, 2009

Richard Heaps
Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 450
San Jose, CA 95110

      Re: **Selectica, Inc.**
            Form 8-K filed on November 6, 2008
            File No. 000-29637

Dear Mr. Heaps:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

            Sincerely,

            /s/ Stephen Kirkorian

            Stephen Krikorian
            Accounting Branch Chief